UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM SD
Specialized Disclosure Report

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Powell Industries, Inc.
(Exact name of registrant as specified in its charter)

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Delaware	001-12488	88-0106100
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

8550 Mosley Road Houston, Texas		77075-1180
(Address of principal executive offices)		(Zip Code)
Michael W. Metcalf, 713-944-6900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

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SECTION 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Report

Powell Industries Inc. has included the Conflict Minerals Report as an exhibit to its Form SD for the period from January 1, 2019 to December 31, 2019. Unless the context otherwise indicates, “Powell,” “the Company,” “we,” “us” and “our” refer to Powell Industries Inc. and its consolidated subsidiaries.

For the year 2019, certain of our operations manufactured, or contracted to manufacture, products for which 3TGs, as defined below, are necessary to their functionality or production (“Covered Products”). Conflict minerals are defined in Section 13(p) as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten (together with gold collectively referred to as 3TGs), or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of Congo ("DRC") or any adjoining country that shares an internationally recognized border with the DRC (the “Covered Countries”). Accordingly, we have conducted a reasonable country of origin inquiry (“RCOI”) that was designed to determine whether any of the 3TGs in our Covered Products originated in the Democratic Republic of the Congo or an adjoining country (Angola, Burundi, the Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia), or were from recycled or scrap sources.

A summary of our RCOI and steps of due diligence on the source and chain of custody of any 3TGs in our Covered Products, is included in our Conflict Minerals Report, which is filed as Exhibit 1.01 to this Form SD. In addition to this, our Conflict Minerals Policy is publicly available on our company website at www.powellind.com. Select the section entitled "Our Company", then "Supply Chain."

Forward-Looking Statements
The Report contains forward-looking statements which express a belief, expectation or intention, as well as those that are historical fact, are forward-looking statements, including statements relating to our compliance efforts and expected actions. The words “expects,” “intends,” “plans,” “believes,” and “anticipates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future actions or performance and are subject to various risks, uncertainties and assumptions. Undue reliance should not be placed on these statements, which are only effective as of the date of this report, and the Company undertakes no obligation to publicly update or revise any forward-looking statement.

Item 1.02    Exhibit.

We have filed our Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01     Exhibits.

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report for the calendar year ended December 31, 2019 as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2020	By:	/s/ Michael W. Metcalf
Michael W. Metcalf Executive Vice President
Chief Financial Officer (Principal Financial Officer)